AMERICAN HOUSING REIT INC.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814
December 9, 2014

BY FILING ON EDGAR

Kristi Marrone
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Dear Ms. Marrone,

This letter is submitted in response to your November 24, 2014 letter and our follow-up conversation on December 4, 2014.

Response to Comments:

1 and 3.                      Based on our conversation, American Housing REIT Inc.  (the “Company”) is in the process of adjusting the accounting for our single family homes from an asset acquisition to a business combination.  We are also reviewing this change for materiality and impact on prior filings.

2.           On November 26, 2014, the Company amended its Annual Report on Form 10-K for the period ended September 30, 2013 to address your comments.

4. We are preparing additional information on our property portfolio, especially related to the leases, for inclusion in our future filings.

The Company respectfully requests an extension of time until Monday, December 15 to provide the updated information discussed above.

Sincerely,

/s/ Conn Flanigan

Conn Flanigan
Chief Executive Officer